Exhibit 11.1

Pinnacle Entertainment, Inc.

Computation of Per Share Earnings

	For the three months ended March 31,
	Basic		Diluted (a)
	2004	2003	2004	2003
	(in thousands, except per share data)
Average number of common shares outstanding	31,417	25,934	31,417	25,934
Average common shares due to assumed conversion of stock options	0	0	1,345	0

Total shares	31,417	25,934	32,762	25,934

Net income (loss)	$1,433	$(847)	$1,433	$(847)

Net income (loss) per share	$0.05	$(0.03)	$0.04	$(0.03)

(a)	When the computed diluted values are anti-dilutive, the basic per share values are presented on the face of the consolidated statements of operations.